Exhibit 99.3

Principal Ownership of Voting Securities of the Guarantors

Name of Guarantor	Record Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Security Networks, LLC	Monitronics International, Inc.	Membership Units	N/A	100%
MIBU Servicer, Inc.	Monitronics International, Inc.	Common Stock	100	100%
LiveWatch Security, LLC	Monitronics International, Inc.	Membership Units	1,000	100%
Platinum Security Solutions, Inc.	Monitronics International, Inc.	Common Stock	10,000	100%
Monitronics Canada, Inc.	Monitronics International, Inc.	Common Stock	1,000	100%
MI Servicer LP, LLC	Monitronics International, Inc.	Membership Units	N/A	100%
Monitronics Security, LP	MI Servicer LP, LLC Monitronics International, Inc.	Partnership Interests	N/A	99.95% 0.05%
Monitronics Funding, LP	MI Servicer LP, LLC Monitronics International, Inc.	Partnership Interests	N/A	99.95% 0.05%